Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 16, 2025
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of October 1, 2025;
•to disclose the calculation of our August 31, 2025 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
As of August 31, 2025, our direct real estate investments include 61 real estate properties totaling approximately 9.3 million square feet located in 30 markets throughout the U.S., which were 93.1% leased. As of August 31, 2025, our leverage ratio was 23%.
On August 27, 2025, we acquired Fleetwood Apartments, a 96% occupied, 198 unit, multifamily asset in Las Vegas, Nevada, for $41 million. On September 16, 2025, we acquired the Arizona MHC Portfolio, a 195 site manufactured housing community portfolio with three assets located in the Tucson and Phoenix Metropolitan Statistical Areas, for $16 million. These investments are representative of our focus on acquiring residential assets in markets with growing populations and falling levels of new supply.
October 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2025 (and repurchases as of September 30, 2025) is as follows:

Transaction Price (per share)
Class T	$26.0532
Class S	$26.1133
Class D	$26.0702
Class I	$26.2129
Class E	$27.9836
The October 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

August 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of August 31, 2025:

$ in thousands, except share/unit data
Components of NAV	August 31, 2025
Investments in real estate	$872,632
Investments in unconsolidated entities	148,046
Investments in real estate-related securities	43,925
Investment in commercial loan	12,205
Investment in affiliated fund	13,117
Cash and cash equivalents	35,448
Restricted cash	2,933
Other assets	12,916
Mortgage notes, revolving credit facility and financing obligation, net	(287,439)
Subscriptions received in advance	(1,470)
Other liabilities	(25,554)
Accrued performance participation allocation	(54)
Management fee payable	(508)
Accrued stockholder servicing fees	(18)
Non-controlling interests in joint-ventures	(205,685)
Net asset value	$620,494
Number of outstanding shares/units	22,821,567
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Total
Net asset value	$7,908	$12,569	$13,532	$104,111	$35,353	$411,378	$23,762	$11,881	$620,494
Number of outstanding shares/units	303,517	481,320	519,068	3,971,743	1,263,352	14,964,225	878,895	439,447	22,821,567
NAV Per Share/Unit as of August 31, 2025	$26.0532	$26.1133	$26.0702	$26.2129	$27.9836	$27.4908	$27.0364	$27.0364

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.0%	7.3%
Industrial	8.1%	5.9%
Self-Storage	7.6%	5.8%
Multifamily	7.5%	5.5%
Student Housing	7.8%	5.8%
Retail	8.4%	7.3%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(2.0)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	2.9%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of September 11, 2025, we have issued and sold in our public offering (1) 594,180 shares of our common stock (consisting of 27,295 Class T shares, 111,011 Class S shares, 27,180 Class D shares, 416,950 Class I shares and 11,744 Class E shares) in the primary offering for total proceeds of $15.8 million and (2) 72,512 shares of our common stock (consisting of 7,409 Class T shares, 14,470 Class S shares, 14,179 Class D shares, 30,037 Class I shares and 6,417 Class E shares) pursuant to our distribution reinvestment plan for a total value of $1.9 million. As of August 31, 2025, our aggregate NAV was $620.5 million. We intend to continue selling shares in our public offering on a monthly basis.